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                                  EXHIBIT 99.1

                           RHYTHMS NETCONNECTIONS INC.
                     NOTICE OF STOCK AWARD TO MR. SHANEYFELT

         Pursuant to Mr. Shaneyfelts' Offer of Employment Letter with Rhythms NetConnections Inc. (the "COMPANY"), dated May 26, 2000, the Company has agreed to award, at no cost, to Mr. Shaneyfelt 41,667 shares of Common Stock on July 31, 2000.